

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 18, 2007

Don Stichler
Principal Financial Officer, Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

> **Re:** **Southwall Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-15930**

Dear Mr. Stichler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Liquidity and Capital Resources, page 48
Future Obligations, page 51

1.  Please revise your contractual obligations table in future filings to include interest commitments or provide a textual discussion of this obligation in a note to the table. If you provide a textual discussion, you should quantify your estimated interest payments using the same time frames stipulated in the table. Refer to footnote 46 of Release 33-8350 found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Note 8 – Income Taxes, page 78

2.      Please revise future filings to provide a reconciliation from the statutory tax rate
        to your effective tax rate as required by paragraph 47 of SFAS 109.  Please also
        provide this information supplementally for each of the periods in the December
        31, 2006 10-K and June 30, 2007 10-Q with an explanation of any material
        fluctuations.  Revise your future MD&A disclosures to explain tax variances by
        specifically referencing changes in the effective tax rate.

Note 10 – Segment Reporting, page 84

3.      We note that your German business is operated as a separate subsidiary, has a
        separate Vice President, and appears to be more profitable than the US business.
        Please tell us how you determined that your German business does not constitute
        an operating segment as defined in paragraph 10 of SFAS 131.

4.      Please provide representative copies of the internal reports reviewed by your chief
        operating decision maker (CODM) for purposes of allocating resources and
        assessing performance.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

5.      Please tell us and disclose in future filings the reasons for the increase in accounts
        receivable as a percentage of quarterly revenues for the period ended June 30,
        2007 as compared to the previous five quarters.  Specifically address whether
        there has been a change in repayment terms or an increase in aging of the
        receivables portfolio.  Please address why the allowance for doubtful accounts as
        a percentage of accounts receivable has changed.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Al Pavot at (202) 551-3738, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,


John Cash
Accounting Branch Chief